Exhibit 6.9

LEASE AGREEMENT

This Lease Agreement (“Lease”) is entered into on November 1st, between 171ST VENTURE LLC (“Landlord”) and Endless Corporation (“Tenant”). Upon approval by both Landlord and Tenant as evidenced by their signatures hereto, a valid and binding Lease shall exist upon the terms, covenants, and conditions herein contained.

ARTICLE I

Basic Lease Provisions

In the event of any conflict between these Basic Lease Provisions and any other Lease provision, such other Lease provision shall control.

1.1	Landlord: 171ST VENTURE LLC

1.2	Landlord’s Address for Rent Payments: 3442 NE 171St, North Miami Beach, Florida, 33160

1.3	Landlord’s Managing Agent: Ophir Sahar

1.4	Tenant: Endless Corporation

1.5	Tenant’s Address: 10026 South Mingo Road #232, Tulsa, Oklahoma 74133

1.6	Tenant’s Trade Name: Endless Corporation (EIN 87-2512937)

1.7	Property: 3810 S. Elwood Ave Tulsa, Oklahoma

1.8	Premises: Building and real property located at the Property

1.9	Use of Premises: Permitted commercial use, including but not limited to biotechnology, indoor and outdoor agriculture, warehouse storage, light manufacturing, office space, or research and development.

1.10	Initial Term: Five (5) years

1.11	Renewal Term / Option Terms: Tenant shall have three (3) successive five- year exclusive options to renew the Lease.

1.12	Base Rent: Rent shall be $66,247.92, with annual increases as outlined in Basic Lease Provisions 1.13 and Article IV Section 4.2.

1.13	Annual Rent Increase: 3% per year

1.14	Security Deposit: $0

1.15	Advance Rent: $0

1.16	Commencement Date / Delivery Date: November 1st, 2024

1.17	Building: Any and all structures on the Premises.

1.18	Owner: 171ST VENTURE LLC

1.19	Exhibit: Supplemental Information

ARTICLE II

Premises

2.1 Grant of Premises: Landlord leases to Tenant, and Tenant leases and accepts from Landlord, the Premises generally identified as the property and building in 1.7 and 1.8 above.

2.2 Delivery of Premises and Landlord’s Work: by November 1st, 2024, the Premises, is being leased in the case of the Premises, or licensed for use, “AS IS” with Tenant accepting all defects, if any. Landlord expressly disclaims any warranty as to the habitability, fitness, or suitability of the Premises for a particular purpose.

2.3 Tenant’s Work: Any modifications or improvements to the Premises by Tenant will require Landlord approval, which Landlord shall not unreasonably withhold. Any work requiring a city permit must be performed by a certified contractor and the associated permit must be secured. All modifications/improvements shall remain with the Property and shall not be of the type to alter the Premises for any purpose other than that for which the Owner has obtained a Certificate of Occupancy issued by the City of Tulsa.

ARTICLE III

Term of Lease

3.1 Term: Tenant shall have and hold the Premises for the Initial Term and any Renewal Term. The Term shall commence on November 1st, 2024, unless earlier terminated or renewed in accordance with the Option Terms hereof. If Tenant commences business operations in any portion of the Premises prior to the Commencement Date after obtaining written consent from Landlord, all of the terms of this Lease shall then and there go into effect except for the Term, which shall remain commencing on November 1st, 2024.

ARTICLE III

Rent

4.1 Rent Payment: Base Rent as specified in the Basic Lease Provisions, shall be paid in equal monthly installments in advance without demand or notice on or before the first day of every calendar month of the Term of this Lease. The installment of Base Rent for any initial partial calendar month shall be prorated and paid in advance. All amounts required or provided to be paid by Tenant under this Lease other than Base Rent (including, without limitation Taxes and Assessments as set forth in Article VIII) shall be deemed “Additional Rent”. The Base Rent together with any Additional Rent as required and defined herein, shall be deemed “Rent” under this Lease.

4.2 Annual Increase: Rent shall automatically increase by 3% annually.

4.3 Deposit: Upon execution of this Lease, Tenant shall deliver to Landlord the Deposit as specified in the Basic Lease Provisions.

4.4 Place and Manner of Payment: Tenant shall make all payments due pursuant to the provisions of this Lease, whether under Article IV or otherwise, to Landlord’s Managing Agent at the address specified in the Basic Lease Provisions, or at any other place designated by Landlord in writing. In the event any payment of Rent is not received within ten (10) days after its due date for any reason whatsoever, or if any payment by check is returned for insufficient funds, then, in addition to the past due amount, Tenant shall pay to Landlord a late charge equal to ten percent (10%) of the Rent then due in order to compensate Landlord for its administrative and other overhead expenses.

ARTICLE V

Use of Premises

5.1 Permitted Use: Tenant shall use the Premises as specified in Section 1.9 for valid commercial purposes, including but not limited to biotechnology, indoor and outdoor agriculture, warehouse storage, light manufacturing, office space, or research and development. Tenant shall comply with all laws and ordinances applicable to its business operations.

5.2 Operating Agreements and Rules: Tenant agrees that:

a) Tenant shall commence business operations in the Premises on the Commencement Date, and shall continually operate its business in an efficient, high class and reputable manner. Tenant shall not at any time cease business operations, “go dark,” or leave the Premises vacant longer than sixty (60) days.

b) Tenant shall not use, or permit the use of, the Premises for: (i) delivery or presentation of live music or other loud or objectionable noise; (ii) a public auction; (iii) the sale to the public of any products kept in the Premises except as are related to the permitted use of the Premises, (iv) any demonstrations to the public, (v) the sale (whether by persons or by vending machines) of cigarettes, cigars, tobacco,

(vi) gambling or gaming whether live or by means of electronic machines, equipment, or devices, or (vii) the rendition of medical, psychological, massage, or therapeutic services.

c) Tenant shall not suffer or permit the Leased Premises to be used in any manner which would (i) violate any law or requirement of public authorities, (ii) be disreputable, (iii) be extra hazardous on account of fire, explosion or other casualty, (iv) cause or be likely to cause structural injury to the Premises or any Premises component or equipment, (v) impair or interfere with the normal operations of Premises services and equipment, including the HVAC, plumbing or other mechanical or electrical systems of the Premises, (vi) constitute a public or private nuisance, (vii) alter the exterior or interior of the Premises except as approved in writing by Landlord, (viii) violate any certificate of occupancy of the Premises, (ix) emit any objectionable noise, fumes, vibrations, heat, chilled air, vapors or odors, or (x) increase the rate of fire and casualty insurance on the Premises or its contents.

d) Tenant shall comply with all governmental laws, rules, and regulations applicable to its business and operations in the Premises and shall obtain and maintain in force all governmental permits and licenses necessary for the lawful conduct of Tenant’s business and operations in the Premises.

e) Tenant shall comply with any other rules and regulations adopted by Landlord from time to time in Landlord’s sole and absolute discretion.

f) Landlord and Tenant acknowledge that the Americans With Disabilities Act of 1990 (42 U.S.C. §§ 12101, et seq.), and regulations and guidelines promulgated thereunder, as all of the same may be amended and supplemented from time to time (collectively referred to herein as the “ADA”) establish requirements for business operations, accessibility and barrier removal, and that such requirements may or may not apply to the Premises and the Building. The parties hereby agree that: (a) Tenant and Landlord shall be responsible for ADA Title III compliance at the Building and into and within the Premises, including any leasehold improvements or other work to be performed in the Premises under or in connection with this Lease; (b) Landlord may perform, or require that Tenant perform, and Tenant shall be responsible for the cost of, ADA Title III “path of travel” requirements triggered by alterations in the Premises; and (c) Landlord may perform, or require Tenant to perform, and Tenant shall be responsible for the cost of, ADA Title III compliance outside the Premises at the Associated Parking Area and Proposed Outdoor Seating necessitated by the Building being deemed to be a “public accommodation” instead of a “commercial facility” as a result of Tenant’s use of the Premises. Tenant shall be solely responsible for requirements under Title I of the ADA relating to Tenant’s employees.

5.3 Assignment or Subletting: Tenant shall not (a) assign or in any other manner transfer this Lease or any estate or interest therein; (b) mortgage, pledge, or encumber this Lease or any estate or interest therein; (c) permit any assignment of this Lease or any estate or interest therein by operation of law; (d) sublet the Premises or any part thereof; (e) grant any license, concession, or other right of occupancy of any portion of the Premises; or (f) permit the use of the Premises by any parties other than Tenant, its agents and employees.

ARTICLE VI

Utilities

6.1 Utilities: Tenant shall arrange for and pay for all utilities used by or within the Premises, including, but not limited to, water, sewer, gas, electricity, telephone, cable or other television or internet service, directed to and/or consumed at or within the Premises. Tenant shall provide and pay for disposal of normal trash and garbage placed in a dumpster Provided by Tenant.

6.2 Utility Services: Tenant will contract directly with applicable public utilities and other service providers for supplying utilities to the Premises and incidental services related to such utilities. Landlord shall not be liable or responsible for damages or abatement of Rent for failure to furnish any utility or other service for which Tenant is responsible, for refusal to install any such utility or other service devices, or withholding consent for Tenant’s installation of, any facilities or equipment related to, utilities and other services that are the responsibility of Tenant hereunder.

ARTICLE VII

Maintenance of Premises

7.1 Landlord’s Obligations: None

7.2 Tenant’s Obligations: Tenant shall, at its sole cost and expense: (i) keep the inside and outside of all interior and exterior glass, windows, and doors of the Building and the Premises clean; (ii) replace promptly any cracked or broken glass in any window or door with glass of like kind and quality; (iii) maintain the Premises, in a clean, orderly and sanitary condition, including maintenance of the plumbing system inside the exterior surface of the exterior walls of the Building where applicable; (iv) repair and provide routine and regular maintenance for any system located within the Building, including, without limitation, any life safety system, fire sprinkler or fire suppression system, heating, ventilation, and air conditioning system, serving the premises. (v) keep all mechanical apparatus free of vibration and noise which may be transmitted beyond the interior of the Premises; (vi) repair or replace any interior or exterior door that becomes damaged beyond repair or becomes inoperable; (vii) comply, to the extent not inconsistent or in conflict with Tenant’s rights under this Lease, with all reasonable recommendations of Tenant’s insurer or applicable fire insurance rating organizations now or hereafter in effect; (viii) maintain the Premises in a condition that is not of lesser quality or condition than existed on the Commencement Date; and (viii) conduct its business in all respects in accordance with the highest standards. Prior to commencing operations within the Premises, Tenant shall contract with equipment and system maintenance service providers with respect to: (i) the heating, ventilation, and air conditioning system.

7.3 Alterations: Any significant modifications/improvements to the property by Tenant will require Landlord’s written approval. Any work requiring a city permit must be performed by a certified contractor and the associated permit must be secured. Tenant shall provide to Landlord a list of any contractors it hires to perform modifications or improvements.

7.4 Surrender of Demised Premises: Upon any termination of this Lease, however caused, Tenant shall re-deliver and surrender the Premises to Landlord in good order, condition and state of repair, ordinary wear and tear and casualty damage excepted.

ARTICLE VIII

Tenant’s Insurance and Property Insurance

8.1 Tenant’s Insurance on Its Property: Tenant shall at all times during the Initial Term and any renewal term of this Lease maintain the following insurance in connection with the Property: (a) general liability insurance against loss or damage by all risks commonly included in extended coverage policies written in Oklahoma with coverage limits in amount not less than Four Million Dollars ($4,000,000.00) per occurrence and not less than Four Million Dollars ($4,000,000.00) general aggregate; (b) fire and property insurance applicable to the Building and/or the Property in an amount sufficient to insure the full replacement costs of the Building and all other improvements located on the Property; (c) appropriate workers’ compensation insurance with limits as required by Oklahoma law; and (d) all other forms of insurance imposed by applicable legal requirements or customarily maintained by owners of like properties. All insurance maintained by the Tenant shall: (w) name the Landlord, Landlord’s Managing Agent and any mortgagee designated by the Landlord as additional insureds as their respective interests appear; (x) include an effective waiver by the insurer of all rights of subrogation against any named or additional insured; (y) provide that the coverage afforded by such policies will not be canceled by the insurer without prior written notice to the Landlord, and (z) be issued by companies by companies that are licensed to do business in the State of Oklahoma, have an A.M. Best rating of A- or better, and are otherwise reasonably acceptable to Landlord and in forms reasonably satisfactory to the Landlord in all other respects. After execution of this Lease, and continuously thereafter during the Term, Tenant will deliver to Landlord true and correct copies of all insurance policies and evidence of payment of the premiums, therefore.

8.3 Landlord’s Right to Obtain Insurance: If Tenant fails to maintain the required property insurance, or if Landlord, in its sole discretion, elects to maintain such coverage, Landlord may obtain property insurance for the Premises. The cost of such insurance, including any premiums and administrative fees, shall be billed to Tenant as Additional Rent and shall be payable within thirty (30) days of Tenant’s receipt of such invoice. Landlord shall not be obligated to obtain the most cost-effective coverage, and any failure to obtain such insurance shall not relieve Tenant of its obligations under this Lease.

8.3 Property Taxes: Tenant shall, at all times during the Initial Term and any Renewal Term of this Lease, pay the Property taxes in connection with this Property. After execution of this Lease, and continuously thereafter during the Term and any Renewal Term, Tenant will deliver to Landlord evidence of payment of the property taxes required by this Lease. If Tenant fails to pay property taxes when due, or if Landlord elects to pay the property taxes directly, Landlord may pay such taxes, and Tenant shall reimburse Landlord for the full amount of taxes paid, plus any applicable administrative fees, within thirty (30) days of receiving an invoice from Landlord. Such payments shall be considered Additional Rent under this Lease.

ARTICLE IX

Indemnity

9.1 Tenant’s Indemnity Agreement: Tenant agrees to indemnify and hold Landlord harmless from all liability or claims on the part of Tenant, Tenant’s agents or employees, or any third parties, of whatever nature (a) arising from any act, omission, or negligence of Tenant or Tenant’s contractors, licensees, agents, or employees, or arising from any accident, injury, or damage whatsoever caused to any person or to the property of any person, including that of Tenant or Tenant’s agents or employees, occurring in or about the Property, or (b) arising from any accident, injury, or damage occurring outside of the Property, where such accident, damage or injury results, or is claimed to have resulted, from an act or omission on the part of Tenant or Tenant’s agents or employees. This indemnity agreement shall include all costs, expenses, and liabilities incurred in connection with any claim and the defense thereof.

9.2 Landlord Not Responsible for Tenant Property: Tenant will use and occupy the Property (including any occupancy before the Commencement Date) at its own risk, and except for acts caused solely by the gross negligence of Landlord or Landlord’s agents or employees, Landlord shall have no responsibility or liability for any loss or damage to fixtures, inventory, or other property of Tenant or Tenant’s employees, invites, or customers. Landlord shall not be liable to the Tenant for any loss or damage that may be caused by persons occupying other leased premises in any other part of the Property, or for any loss or damage resulting to the Tenant or Tenant’s agents, employees, or invites, or its or their property, from the bursting, stopping, or leaking of water, gas, sewer or steam pipes, regardless of cause.

ARTICE X

Casualties

10.1 Damage: If the Premises are damaged by fire or other casualty covered by insurance, this Lease shall remain in full force and effect and Landlord shall restore the portions of the Premises originally constructed by Landlord, including any work within the Premises prior to Lease execution, to substantially their condition immediately before the damage (subject, however, to zoning laws and Building codes then in existence); provided, however that Landlord and or Tenant may terminate this Lease within thirty (30) days after the casualty occurs by giving written notice.

ARTICLE XII

Other Agreements of Tenant

12.1 Discharge of Mechanics and Materialman’s Liens: Tenant shall immediately discharge of record by payment or filing of any necessary bond, any mechanics, materialman’s or other lien against the Premises and/or Landlord’s or Tenant’s interest in the Property that arises out of any labor, services, materials, supplies, or equipment alleged to have been furnished to or for the Tenant.

12.2 No Lien: Tenant shall not enter into any agreement requiring a pledge of any lien to be recorded against the Premises, Property, or Building as a consequence of Tenant’s activity on the Premises without Landlord’s prior expressed and written permission. Any lien or encumbrance recorded in violation of this provision shall be deemed null and void, and Tenant shall be responsible for removing such lien at its sole cost and expense immediately upon notice from Landlord.

12.3 Holding Over: If Tenant remains in possession of the Premises after the expiration of the Initial Term or any Renewal Term without the execution of a new lease, Tenant may be deemed to be occupying the Premises as a tenant at sufferance at the greater of the prevailing market rental for the Premises or 125% of the Base Rent, plus Additional Rent and other charges due hereunder. No holding over or payment of Rent during a holdover period shall extend the Initial Term or Renewal Term of this Lease.

ARTICLE XIII

Quiet Enjoyment

13.1 Quiet Enjoyment: Tenant, on paying the rent and performing all of its other obligations under this Lease, shall lawfully, peaceably, and quietly have, hold, occupy, and enjoy the Premises during the Initial Term or any Renewal Term without hindrance or ejection by any persons lawfully claiming under Landlord.

13.2 Exculpation of Landlord: Tenant agrees to look solely to Landlord’s interest in the Premises for the recovery of any judgment from Landlord. Neither Landlord, nor any owner, member, partner, affiliate, officer, director, manager, employee, agent, insurer or representative of Landlord, shall ever be personally liable for any judgment or deficiency. Landlord shall never be liable to Tenant for any indirect, special, or consequential damages.

13.3 Landlord’s Default: If Landlord fails to perform in accordance with this Lease, Landlord will not be considered to be in default unless Landlord has received written notice from Tenant specifying Landlord’s nonperformance and has failed to correct the nonperformance within thirty (30) days after receipt of Tenant’s notice (or if reasonably necessary, within such additional time period as Landlord is diligently attempting to correct the nonperformance).

13.4 No Representations or Warranties: Landlord’s duties and warranties are limited to those specifically set forth in this Lease, and shall not include any implied duties or warranties, all of which are hereby disclaimed and waived by Tenant. Landlord expressly disclaims any warranty as to the habitability, fitness, or suitability of the Premises for a particular purpose and Tenant’s obligation to pay rent hereunder is not dependent on the condition of the Premises or the performance by Landlord of its obligations hereunder, and, except as otherwise expressly provided herein, Tenant shall continue to pay the Rent, without abatement, setoff or deduction, notwithstanding any breach by Landlord of its duties or obligations hereunder, whether express or implied.

ARTICLE XIV

Tenant’s Default and Landlord’s Remedies

14.1 Tenant’s Default: The following events will be deemed to be events of default by the Tenant under this Lease (each, a “Default”): (a) failure to pay Rent or other sums payable by the Tenant hereunder when such sums become due; (b) failure to comply with any obligation under this Lease to be observed by the Tenant, and such failure is not cured within thirty (30) days after written notice to Tenant; (c) abandonment of any portion of the Premises; (d) the filing by or against the Tenant of any proceeding under the Bankruptcy Code or any similar law; (e) the adjudication of the Tenant as bankrupt or insolvent in proceedings filed under the Bankruptcy Code or any similar law; (f) the making by the Tenant of an assignment for the benefit of creditors; (g) the appointment of a receiver or trustee for the Tenant or any of the assets of the Tenant; or (h) the default under any guaranty agreement securing this Lease.

14.2 Landlord’s Remedies:

a) If a Default occurs, Landlord shall have the rights and remedies hereinafter set forth, which shall be distinct and cumulative: (i) Landlord may terminate this Lease by giving Tenant notice of Landlord’s election to do so, in which event, the term of this Lease shall end and all of Tenant’s rights and interests shall expire on the date stated in such notice; (ii) Landlord may terminate Tenant’s right of possession of the Premises without terminating this Lease by giving notice to Tenant that Tenant’s right of possession shall end on the date specified in such notice; or (iii) Landlord may enforce the provisions of this Lease and may enforce and protect the rights of the Landlord hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including recovery of all monies due or to become due from Tenant under any of the provisions of this Lease. All Landlord remedies shall be cumulative and not exclusive.

b) In the event that Landlord terminates the Lease, Landlord shall be entitled to recover (i) the sum of all Rent and other charges accrued to the date of such termination, plus (ii) the cost of recovering the Premises, (iii) the cost of re-letting the Premises, or portions thereof (including, without limitation, brokerage commissions and legal fees associated with termination of leas and recovery of tenant obligations) and (iv) the cost of repairs, alterations, improvements, additions and decorations to the Premises to the extent Landlord deems reasonably necessary or desirable. (Items (b)(ii) through (b)(iv) are herein defined as the “Recovery Costs”).

c) In the event Landlord proceeds pursuant to subparagraph (a)(ii) above, Landlord shall be entitled to recover (i) the sum of all Rent and other charges accrued to the date of such termination of Tenant’s possession, plus (ii) the Recovery Costs (as defined above). Landlord may but shall not be obligated to (except as may be required by law), re-let the Premises or any part thereof for the account of Tenant, for such rent and term and upon such terms and conditions as are reasonably acceptable to Landlord. For purposes of such re-letting, Landlord is authorized to decorate, repair, alter and improve the Premises to the extent reasonably necessary or desirable. If the Premises are re-let and the consideration realized therefrom after payment of all Landlord’s re-letting expenses, is insufficient to satisfy the payment when due of all Rent and other charges reserved under this Lease for any monthly period, then Tenant shall pay Landlord upon demand any such deficiency monthly (“Rental Deficiency”). If such consideration is greater than the amount necessary to pay the full amount of the Rent, the full amount of such excess shall be retained by Landlord and shall in no event be payable to Tenant. Tenant agrees that Landlord may file suit to recover any sums due to Landlord hereunder from time to time and that such suit or recovery of any amount due Landlord hereunder shall not be any defense to any subsequent action brought for any amount not theretofore reduced to judgment in favor of Landlord. Notwithstanding any such re-letting without termination, Landlord may at any time thereafter elect to terminate this Lease for such previous Default. In the alternative, Landlord may elect to terminate Tenant’s right to occupy the Premises and to immediately recover as damages, in lieu of the Rental Deficiency, a sum equal to the Accelerated Rent (as defined above).

14.3 No Waiver: Failure on the part of Landlord to complain of any action or inaction on the part of Tenant, no matter how long the failure continues, shall never be a waiver by Landlord of any of its rights.

14.4 Landlord’s Lien: In consideration of the mutual benefits arising under this Lease, Tenant hereby grants to Landlord a lien and security interest in and on all property Tenant now, or hereafter, may place in or upon the Premises, except for any Tenant- installed trade fixtures, equipment, inventory, or any improvements made at Tenant’s sole cost and expense. The lien and security interest shall be limited to securing the payment of all rental and other sums agreed to be paid by Tenant under this Lease. The provisions of this paragraph relating to the lien and security interest shall constitute a Security Agreement under the Uniform Commercial Code, so that Landlord shall have, and may enforce, a security interest on all property of Tenant that is not classified as Tenant’s personal property or Tenant-financed improvements. Landlord may, at its election at any time, file a financing statement on Form UCC-1 or a copy or memorandum of this Lease as a financing statement. Landlord shall not unreasonably withhold consent for Tenant to remove its trade fixtures, equipment, or personal property upon lease expiration or termination, provided that Tenant is not in material default under this Lease.

ARTICLE XV

Hazardous Materials

15.1 The term “Hazardous Materials” for purposes hereof shall mean any chemical, substance, material, or waste, or component thereof, whether in a solid, liquid or gaseous state, which is now or hereafter listed, defined, or regulated as a hazardous or toxic chemical, substance, material, or waste, or component thereof, by any federal, state, or local governing or regulatory body having jurisdiction, or which would trigger any employee or community “right-to-know” requirements adopted by any such body, or for which any such body has adopted any requirements for the preparation or distribution of an material safety data sheet (“MSDS”), including, without limitation, (a) the Resource Conservation and Recovery Act of 1976 (“RCRA”), 42 U.S.C. § 6901 et seq.; (b) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), 42 U.S.C. § 9601 et seq.; (c) Federal Water Pollution Control Act/Clean Water Act (“CWA”), 33 U.S.C. § 1251 et seq.; (d) Clean Air Act (“CAA”), 42 U.S.C. § 7901 et seq.; (e) Toxic Substances Control Act (“TSCA”), 15 U.S.C. § 2601 et seq.; (f) the Federal Hazardous Materials Transportation Act (“FHMTA”), 49 U.S.C. §§ 1801 et seq.; (g) Safe Drinking Water Act, (“SDWA”), 42 U.S.C. § 300(f) et seq.; (h) Refuse Act of 1899 (the “RA”), 33 U.S.C. § 407 et seq.; (i) National Environmental Policy Act (“NEPA”), 42 U.S.C. § 4321 et seq.; (j) Solid Waste Disposal Act (“SWDA”), 42 U.S.C. § 6901 et seq.; or (k) applicable state statute where the Premises are located, all as amended from time to time, and regulations promulgated thereunder (collectively, the “Environmental Law”).

15.2 Tenant shall not transport, use, store, maintain, generate, manufacture, handle, dispose, release, or discharge any Hazardous Material upon or about the Premises, the Building or the property upon which the Building is located, nor permit Tenant’s representatives in the Premises to engage in such activities upon or about the Premises, the Building or the property on which the Building is located. However, the foregoing provisions shall not prohibit the transportation to and from, and use, storage, maintenance, and handling within, the Premises, the Building or the property on which the Building is located of substances customarily used in buildings of similar size and quality, provided: (i) such substances shall be used and maintained only in such quantities as are reasonably necessary for Tenant’s permitted use of the Premises, strictly in accordance with the Environmental Law and the manufacturers’ instructions therefore; (ii) such substances shall be transported to and from the Premises, the Building and the property on which the Building is located in compliance with the Environmental Law and as Landlord shall reasonably require, (iii) if the Environmental Law or Landlord’s trash removal contractor requires that any such substances from the Premises be disposed of separately from ordinary trash, Tenant shall make arrangements at Tenant’s cost and expense for such disposal directly with a qualified and licensed disposal company at a lawful disposal site (subject to reasonable scheduling and approval by Landlord), and shall ensure that disposal occurs frequently enough to prevent unnecessary storage or accumulation of such substances in the Premises, the Building or on the property on which the Building is located, and (iv) such substances shall be completely, properly and lawfully removed by Tenant from the Premises, the Building and the property on which the Building is located upon expiration or earlier termination of this Lease or Tenant’s right to possession.

15.3 Tenant shall promptly notify Landlord upon Tenant becoming aware of any of the following events: (i) any enforcement, cleanup, or other regulatory action taken or threatened against Tenant or Landlord by any governmental or regulatory authority with respect to the presence of any Hazardous Material at the Premises, the Building or on the property on which the Building is located or the migration thereof from or to other property, (ii) any demands or claims made or threatened by any party against Landlord relating to any loss or injury resulting from any Hazardous Material, (iii) any unlawful release, discharge, or non-routine, improper or unlawful disposal or transportation of any Hazardous Material on or from the Premises, the Building or the property on which the Building is located, and (iv) any matters where Landlord and/or Tenant is required by law to give a notice to any governmental or regulatory authority respecting any Hazardous Materials in the Premises, the Building or the property on which the Building is located. Landlord shall have the right (but not the obligation) to join and participate, as a party in any legal proceedings or actions affecting the Premises, the Building or the property on which the Building is located, initiated in connection with any environmental, health, safety, or similar law. At such times as Landlord may reasonably request, Tenant shall provide Landlord with a written list identifying any Hazardous Material then actually known to Tenant to be used, stored, or maintained in, on or upon the Premises, the Building or the property on which the Building is located. Tenant shall additionally provide Landlord information with respect to the use and approximate quantity of each such material, a copy of any MSDS issued by the manufacturer, written information concerning the removal, transportation, and disposal of the same, and such other information as Landlord may reasonably require or as may be required by the Environmental Law.

15.4 Tenant shall indemnify, defend and hold Landlord harmless from any and all claims, damages, penalties, costs, liabilities or losses and any and all costs incurred due to the investigation, clean- up, removal or restoration of the Premises, the Building (including the Common Areas), or the property on which the Building is located, if such claims, damages, penalties, costs, liabilities or losses concern the introduction of Hazardous Materials in, at, on or under the Premises, the Building (including the Common Areas), or the property on which the Building is located, through the actions of Tenant, Tenant’s Representatives or contractors. The provisions contained in this Article XV shall survive the expiration or sooner termination of this Lease of Tenant’s right to possession.

ARTICLE XVI

Miscellaneous Provisions Regarding Lease

16.1 Addresses and Notices: Any notice related to this Lease must be in writing, and shall be given by depositing the notice in the United States mail, postage prepaid and certified, addressed to the attention of the party at the address contained in the Basic Lease Provisions.

16.2 Governing Law / Jurisdiction and Venue: This Lease shall be governed by and construed in accordance with the laws of the State of Oklahoma and the laws of the United States applicable to transactions in the State of Oklahoma. The parties expressly and irrevocably agree that venue for any litigation or arbitration proceedings initiated by or on behalf of either party with respect to any claim or dispute arising under or in connection with this Lease shall be laid exclusively in Tulsa County, Oklahoma, and in the case of litigation, exclusively in the State District Court sitting in Tulsa County, Oklahoma; such Court having exclusive jurisdiction over any such claim or dispute.

16.3 Tenants Obligations Independent: Tenant shall not for any reason withhold or reduce Tenant’s required payments of Rent and all other charges provided in this Lease, it being agreed that the obligations of Landlord under this Lease are independent of Tenant’s obligations except as may be otherwise expressly provided.

16.4 No Accord and Satisfaction: No payment by Tenant or acceptance by Landlord of a lesser amount than is due from Tenant shall be treated other than as a payment on account.

16.5 Headings and Use of Terms: The paragraph headings are for convenience and reference only, and the words contained in headings do not modify or aid in the interpretation of this Lease.

16.6 Partial Invalidity: If any provision of this Lease is invalid or unenforceable, the remainder of this Lease shall not be affected, and every other provision shall be valid and enforceable to the fullest possible extent.

16.7 Successors and Assigns: This Lease shall be binding upon and shall inure to the benefit of the heirs, executors, administrators, successors and assigns, respectively, of Landlord and Tenant.

16.8 Attorney Fees: If Landlord employs an attorney to enforce or defend any of Landlord’s rights or remedies under this Lease or otherwise, then Landlord shall be entitled to recover from Tenant all reasonable costs and attorneys’ fees incurred by Landlord in the enforcement and/or defense of such rights and/or remedies. In the event either party initiates litigation or arbitration to resolve any claim or dispute arising between the parties from or in connection with this Lease, the prevailing party in any such dispute resolution shall be entitled to an award of the costs and attorneys’ fees incurred by such party, including, without limitation, fees paid to experts, against the non-prevailing party.

16.9 Waiver of Jury Trial: To the maximum extent permitted by law, Landlord and Tenant each waive their respective right to trial by jury in any litigation arising out of or in connection with this Lease.

16.10 Contracts Between Landlord and Third Parties: If Landlord enters into any lease or other contract with third parties related to the Premises or Building, including contracts for security services, Tenant shall not be a beneficiary of any such lease or contract.

16.11 Right to Enter: With prior notice, Landlord and its agents shall have the right to enter the Premises at reasonable hours, and at any time if any emergency exists, to examine the Premises or to make such repairs and alterations as shall be reasonably necessary for the safety and preservation of the Premises, or to show both the interior and exterior of the Premises to prospective tenants. At any time during the Term of this Lease and with prior notice, Landlord shall have the right to enter the Premises at reasonable hours to show the interior and exterior of the Premises to prospective purchasers. The facility is being used for medical cannabis production and all cleanliness protocols set by Tenant must be followed in order to enter.

16.12 Joint Liability: If Tenant consists of more than one person or entity, the liability of such persons and entities under this Lease shall be joint and several.

16.13 Entire Agreement: This Lease and any Exhibits attached hereto contain the entire agreement between the parties. There are no oral agreements or “side deals”. No agreement shall be effective to change, modify or terminate this Lease in whole or in part unless in writing and duly signed by Landlord and Tenant.

16.14 Brokers: N/A

16.15 Time of Essence: Time is of the essence in every instance hereunder with respect to the conditions to be performed by Tenant.

16.16 No Recording: This Lease shall not be recorded by or on behalf of either party with any public authority, including, without limitation, any city or county, without the written consent of the other party.

16.17 Signatories: If Tenant is a corporation or other business entity, the authorized officers or representatives must sign on behalf of the entity, and by doing so such officers or representatives make the covenants and warranties contained in this Lease. This Lease must be executed for Tenant, (i) if a corporation, by the president or a vice- president, (ii) if a limited liability company, by the manager or managing member, or (iii) if a limited partnership, by the general partner.

16.19 Force Majeure: Whenever a period of time is herein prescribed for the taking of any action by Landlord, Landlord shall not be liable or responsible for, and there shall be excluded from the computation of such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions, or any other cause whatsoever beyond the control of Landlord.

16.20 Survival: The covenants, obligations and indemnifications contained in this Lease shall survive the expiration or termination hereof.

16.21 Organization; Good Standing; Authority: Tenant is a company duly organized, validly existing and in good standing under the laws of the State of Oklahoma, has power and authority to enter into this Lease and to operate its business as contemplated herein upon the Property and within the Premises. Tenant has taken all necessary or appropriate actions to enable the Tenant to enter into, execute, deliver and perform this Lease. Tenant has the full right and power to perform the obligations under this Lease.

16.22 Landlord Exclusivity: Landlord represents and warrants that it is the sole contact and exclusive leasing agent on behalf of Owner. All communications, inspections, repairs, and permitting shall be performed by the Landlord and on behalf of the Owner pursuant to a property management agreement. Tenant shall not be required to communicate to Owner or to allow Owner or any representative of Owner, excepting Landlord, to enter the Premises pursuant to the terms of this Lease.

ARTICLE XVII

Option to Purchase

17.1 Exclusive Option to Purchase: Tenant shall have the exclusive option to purchase the Property at any time during the Initial or any successive Renewal Term or option term in effect.

17.2 Notice Required to Exercise Option: Tenant must deliver written notice of intent to purchase to Landlord, specifying a closing date that occurs prior to the expiration of the term in effect.

17.3 Purchase Price: The purchase price shall be a reasonable and fair market value agreed upon by both parties.

17.4 Right of First Refusal: If at any time during the Initial Term of the lease or Renewal Term option term periods the Landlord receives an offer to purchase the Property, Tenant shall have the first right of refusal to match or exceed such offer within thirty (30) days of written notice from Landlord.

17.5 Closing and Settlement: Closing shall be at a title company designated by the Landlord. Tenant shall be responsible for all financing arrangements and costs, including closing costs, lender fees, and taxes. Landlord shall be responsible only for its prorated share of ad valorem taxes as of the closing date. IT IS THE TENANT’S SOLE RESPONSIBILITY TO ARRANGE FINANCING FOR THE TRANSACTIONS. LANDLORD HAS MADE NO REPRESENTATIONS TO TENANT REGARDING THE AVAILABILITY OF FINANCING OF TENANT’S ABILITY TO QUALIFY FOR FINANCING.

17.6 Financing Disclaimer: Landlord makes no representations regarding financing availability, and Tenant assumes all responsibility for securing necessary funds.

17.7 Authority: Landlord has exclusive authority to enter into this Lease and bind the titleholder of the Property to its terms.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Lease as of the day and year first herein above written.

SIGNATURES

LANDLORD:

By:	S/Ophir Sahar
Ophir Sahar, Managing Member
171ST VENTURE LLC

TENANT:

By:	S/Travis Dahm
Travis Dahm, CEO, President, and Chairman
Endless Corporation

Supplemental Information

PROPERTY DESCRIPTION:

3810 S Elwood Ave, Tulsa, OK 74107-5818, Tulsa County

Zoning: IM

Lot Size: 5.7071 acres

Lot Area: 248,603

# of Buildings: 2

Building Size: 3,360 sq ft (MLS) / 23,196 sq ft (Tax Records)

Year Built: 1973

Land Use: Warehouse / Commercial

Township: Tulsa

Census Tract: 49

Township Range Sect: 19N-12E-23
Tax Parcel: 99223-92-23-23100

LEGAL DESCRIPTION:

BEG 835N & 24.75W SECR SEC TH N391.50 W635 S391.50 E635 POB S EC 23 19 12 5.707AC